[SRZ Letterhead]

April 10, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Kimberly A. Browning, Esq.

Re:      The Motley Fool Funds Trust (the “Trust”)
File Nos. 811-22264 and 333-156770

Dear Ms. Browning:

On behalf of The Motley Fool Funds Trust (the “Trust”), we are hereby filing Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Amendment”).  The Amendment is being filed in order to respond to the Staff’s comments on the Trust’s Registration Statement on Form N-1A filed on January 16, 2009, that were contained in your letter dated March 6, 2009, and to make such other changes as necessary or as the Trust deems appropriate.  Below, we set forth the Trust’s responses to each of the Staff’s comments and provide the information you requested.

For your convenience, the Staff’s comments are italicized, numbered and presented below, and each comment is followed by the Trust’s response.

Capitalized terms used but not defined in this letter have the same meanings given to them in the Amendment.

Prospectus

General.

1.                                       At an appropriate location in the Prospectus, please disclose that the Fund is the Trust’s only current series.

As requested, disclosure that the Fund is the sole series of the Trust has been added under the caption “Management of the Fund” in the Prospectus.

2.             Please advise the staff whether the term “Independence” in the Fund’s name has any significance.

The term “Independence” in the Fund’s name is used to reflect and communicate: (i) that the Fund is independent in terms of its investment flexibility to the extent that there are no geographic limitations on its investments, no sector restrictions and no market capitalization restrictions; and (ii) the Adviser, in managing the Fund, conducts its own independent research utilizing unrestricted research sources and strives to make investment decisions independent of what may be favored in the market and by other investors.

3.             Please revise the disclosure to delete equivocal language from the Prospectus and Statement of Additional Information (“SAI”).  In this regard, in describing the Fund’s investments or risks, please avoid using the phrases “such as” and “include” (rather than “consist of”), and the phrase “similar investments” when describing the Fund’s principal investment strategies.  In making these revisions, please comply with the plain English requirements of Rule 421 under the Securities Act of 1933 (“Securities Act”).

Disclosures have been revised as requested to delete equivocal language to the extent practicable.  The prospectus is written in plain English as required by Rule 421.

4.             Please define the term “superior” as it is used throughout the Prospectus.  For example, explain what is “superior long-term capital appreciation” and “superior long-term performance.” (Emphasis added.)  Also, if the terms “we” and “our” as used in the Prospectus refer to someone other than the Fund, please clarify.  In addition, briefly describe “The Motley Fool” at its place of first appearance in the Prospectus.

The word “superior” is no longer included as part of the Fund’s investment objective and is also no longer included in the description of the Fund’s principal investment strategy.  As requested, The Motley Fool has been described at its place of first appearance in the Prospectus.  “We” is clarified in footnote 1 as the Fund and The Motley Fool has been defined there.

5.             We note that the Fund’s “Approach to Investing” section states that “[i]n making its determinations, the Adviser also considers published information from The Motley Fool’s newsletter services, the Motley Fool CAPS service, and the Motley Fool community.”  Moreover, the Prospectus appears to discuss various positions of, and to quote phrases ascribed to, The Motley Fool.  For example, footnotes 13 and 17 state:

The Motley Fool has long criticized the mutual fund industry for its exorbitant fees, and we’ve endeavored to keep our own price tag low.  The charges you won’t find listed here because we don’t ding you for them) include sales charges (loads) and 123b-1 marketing and distribution fees. .. .  A word to the Foolishly wise. . . .

Please disclose in greater detail the nature of the relationships between the Motley Fool, the Fund, and the adviser, (Motley Fool Asset Management, LLC (the “Adviser”)).  That disclosure should explain any possible conflicts of interests generated by these relationships with respect to managing the Fund, and the nature of the measures adopted by the Fund to prevent it from obtaining unpublished information from the Publishing Affiliates, (See SAI comment under “Material Conflicts of Interest”) As the Fund acknowledges in footnote 15, “[l]ongtime followers know that The Motley Fool has written early and often about the virtues of index funds, which typically cost less than actively managed vehicles.”

The relationship between The Motley Fool, the Fund and the Adviser is described in detail in the Prospectus under “Management of the Fund - Investment Adviser”.  Disclosure has been added to the SAI relating to the “information barriers” that are in place between the publishing business subsidiary of TMF Holdings and the separately operated investment management subsidiary of TMF Holdings.  Investors are provided with disclosure as to the principal conflicts between the two separately run businesses and the procedures in place to prevent the publishing side from obtaining nonpublic information about Fund portfolio holdings and to prevent the investment management business side from obtaining nonpublic publishing side information.  Notwithstanding any past writings by The Motley Fool on the virtues of index funds, the Fund will be actively managed and is not an index fund.  The point of the commentary is to focus the reader on the higher expenses that the Fund will be subject to relative to the expenses of a typical index fund.

6.             Is following the Motley Fool’s newsletter and other products a principal investment strategy of the Fund? If yes, please disclose this in the Item 2 strategies and risks section.

Following the Motley Fool’s newsletter and other Motley Fool products is not a principal strategy of the Fund.  Disclosures stating that the Adviser may rely on recommendations made in The Motley Fool Publications have been deleted.

7.             Please explain to the staff how the use of multiple footnotes facilitates an investor’s ability to understand the information in the Prospectus.  In using so many footnotes, has the Fund complied with the plain English requirements of Rule 421 under the Securities Act?  Do the numerous footnotes, like those in the “Fees and Expenses” section of the Prospectus (excluding the footnotes contemplated by Form N-1A) confuse, distract, or hinder an understanding of the required information?

The commentary set forth in the footnotes will not appear as footnotes in the printed Prospectus of the Fund.  A mock-up showing how the commentary will appear in the printed Prospectus is attached to this letter as Attachment A.

The presentation will be visually attractive and informative and is intended to encourage an investor to read both the explanatory material as well as the related text.  The explanatory information should not hinder an understanding of the disclosure or confuse an investor.  It is intended to make the Prospectus more user-friendly.  The Prospectus meets the plain English requirements of Rule 421.

Cover Page

8.             We note the “red herring” disclosure in this section.  Please inform the staff whether the Fund is circulating the Prospectus to potential investors or others before filing a pre-effective amendment.

The Fund is not circulating the pre-effective prospectus.

9.             Please revise the third paragraph into two paragraphs, which read as follows:

This prospectus has information about the Fund that you should know before you invest.  You should read it carefully and keep it with your investment records.

The Securities and Exchange Commission has not approved or disapproved the Fund’s shares or determined whether this Prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.

Revised as requested.

Principal Investment Strategies

10.           Please confirm that each principal investment strategy of the Fund (e.g., if applicable, engaging in short sales, derivatives, and/or considering published information from The Motley Fool, etc.), including each type of equity and equity-related security and debt security (e.g., junk bonds) in which the Fund will invest is summarized in this section or revise the disclosure as appropriate.  See Item 2(b) of Form N-lA.  Also, provide additional risk disclosure in the Item 2 risk summary section commensurate with each type of equity, equity-related, and debt security in which the Fund may invest.  See Item 2(c) of Form N-lA.  This additional disclosure should summarize the risks of each type of investment.  Is each investment strategy disclosed in the fourth paragraph a principal strategy of the Fund (e.g., “third-party trust preferred stocks”)?  If not, revise the disclosure as appropriate.

The disclosure has been revised to include within the principal investment strategies section only the type of securities that are within the principal strategy (i.e., common stocks of U.S. companies and foreign companies).  Disclosure relating to other types of securities in which the Fund may invest and other Fund investment practices has been deleted from the principal investment strategies section and relocated to elsewhere in the Prospectus.  The disclosures in the “Principal Risks” section have been similarly revised.

11.           In describing each type of debt security in which the Fund may invest, disclose the credit quality rating of each instrument and what entity determines that rating (e.g., a nationally recognized statistical rating organization).  If the Fund may invest in unrated bonds, disclose whether an entity, such as the Adviser, will determine the comparable credit quality of the unrated debt.  Also, if applicable, disclose that the Fund may invest in securities that are in default and summarize the risks of those investments.  In addition, disclose whether the Fund will invest in fixed income securities with principal payments that are fixed, variable, or both, as well as the types of dividend payment and reset terms of the Fund’s fixed income securities investments.

The disclosure relating to debt securities has been removed from the “Principal Investment Strategies” section and relocated to the “Other Fund Investment Practices and Their Risks” section of the Prospectus.  In addition, disclosure has been revised to respond to the Staff’s comments.  Investment in debt securities is not a principal strategy of the Fund and the structure of the income paid by the issuers of such securities is not a significant factor in the Adviser’s analysis of a debt security.  Disclosure has not been added regarding types of dividend payment on fixed income securities since fixed income securities do not pay dividends.  Disclosure as to reset terms of the fixed income securities has not been added because it is not likely to be material to the decisions of prospective investors in the Fund.

12.           Please disclose how the Fund will achieve capital appreciation by investing in debt instruments.  In particular, describe how the Adviser analyzes debt securities for their capital appreciation potential.

Disclosure has been added that the Fund may seek capital appreciation by investing in fixed-income securities when the Adviser believes that an issuer’s debt securities are undervalued based on its fundamental analysis of the issuer.

13.           The last sentence of the fourth paragraph states, “income potential is considered by the Adviser when evaluating individual securities for investment by the Fund.”  Please disclose this consideration process in greater detail in the Item 4 disclosure.  Given this consideration, please advise the staff why income is not a secondary investment objective of the Fund.

The reference to the income potential of securities has been deleted because it is not a principal basis upon which the Adviser makes its investment decisions.  Income from debt securities is neither a primary objective nor secondary objective of the Fund.

14.           Please disclose how the Morgan Stanley Capital International World Index (“Index”) differs from the Fund’s investments.  For example, discuss the differences between the Index and the Fund’s investments with respect to market capitalizations and the amount invested in emerging market countries and foreign countries in general.

Disclosure describing the Index has been added.  Disclosure indicating differences between the Fund’s portfolio and the securities that comprise the Index has also been added.

15.           Please summarize, if appropriate, that the Fund will invest in emerging markets as a principal investment strategy.

Disclosure that the foreign securities that the Fund may invest in as part of its principal investment strategy may include stock of companies that are located in emerging markets has been added.

16.           Please add disclosure explaining how the Fund’s Adviser decides which securities to sell.  See Item 4(b)(2) of Form N-1A.

Disclosure explaining how the Adviser makes decisions to sell securities has been added.

17.           Please clarify the types of American Depository receipts in which the Fund will invest (sponsored and/or unsponsored) and disclose applicable risks.

The types of depository receipts in which the Fund may invest has been clarified, together with additional risk information relating thereto.

18.           Given the sixth footnote, are all of the strategies summarized in the fourth paragraph really principal investment strategies of the Fund?  Would it be more appropriate to disclose some of these strategies as non-principal elsewhere in the Prospectus?  If yes, we would not object to disclosing this information following the fee table and example disclosure under a “Non-Principal Strategies” heading.

The investment practices of the Fund that are not principal strategies are now included under the caption “Other Fund Investment Practices and their Risks.”  The heading “Non-Principal Strategies” has not been added to the Prospectus as such heading is not required by Form N-1A and the heading included conveys the same message.  The heading “non-principal investment strategies,” however, has been added to the SAI.

19.           The last paragraph discloses that “the Fund does not generally engage in short-term trading.”  (Emphasis added.)  Please disclose when the Fund will engage in this activity, and the impact it has on Fund costs.  Reconcile short-term trading with the tax consideration in making investments, and the objective of long-term capital appreciation.

The disclosure relating to short-term trading has been revised to explain when a security that has been held for less than one year may be sold and to reconcile such trading with other Fund policies.

20.           In the fifth paragraph, in the second sentence, please revise the phrase “issuers of all sizes” to “issuers of all capitalization sizes.”

Revised as requested.

Principal Risks Factors

21.           Please revise this heading from “Principal Risk Factors” to “Principal Risks.”

Revised as requested.

22.           We note that certain principal investment strategies of the Fund do not appear to be summarized in this section (e.g., Real Estate Investment Trusts, Exchange Traded Funds (“ETFs”), debt securities, Master Limited Partnerships, warrants, and rights).  Please revise the disclosure as appropriate.  If applicable, disclose that investing in ETFs will result in duplicative fees for the Fund and, thus, indirectly, for its shareholders.

Risk disclosure relating to investment practices other than principal investment strategies has been moved to the section captioned “Other Fund Investment Practices and their Risks.”  Disclosure relating to duplicative fees borne by the Fund when investing in ETFs has been added.

23.           It appears that the Fund may invest in both foreign and domestic companies of all capitalization sizes.  Accordingly, please disclose the principal risks of each applicable capitalization size under appropriate headings.  Also, in Item 4, please define the capitalization sizes in which the Fund may invest and disclose the source of those definitions (e.g., the Adviser).

Disclosure that quantifies the market capitalization of Small Cap companies that the Fund may invest in has been added to the “Principal Investment Strategies” section.  Disclosure relating specifically to the greater risks of investment in small-cap companies is included in the “Principal Risks” section.  Specific disclosure of all capitalization categories is not required by Form N-1A.  Item 4 of Form N-1A does not require a definition of all of the capitalization sizes in which the Fund may invest nor the source of such definition and, therefore, such information has not been added.  Such disclosures are generally not made by other funds and in the Trust’s view are not material to the decisions of prospective investors in the Fund.

Investments in Equity Securities

24.           Please revise the disclosure so that market risks and management risks are discussed under their own separate headings in plain English.

Revised as requested.

25.           The last sentence states, “[t]here is also a risk that the judgments of the Adviser about the attractiveness, value, appreciation potential, and risks of particular securities will be incorrect.”  (Emphasis added.)  In the Item 2 strategies section, please summarize those strategies involving the “attractiveness. .. . and risks of particular securities” and include a definition of “attractiveness.”

The word “attractiveness” has been deleted.  Thus, neither a summary relating to strategies involving “attractiveness of securities” nor the definition of “attractiveness” has been included.

Currency Risk

26.           This section discloses that the Fund may hold “currency itself.”  If the Fund will invest in foreign currencies directly as a principal investment strategy, please disclose this in the Item 2 strategies section.  Please disclose why the Fund will hold currency.  This section also states that “the Adviser considers currency risks as part of its investment process.”  Please summarize this process in the Item 2 strategy section.

The Fund will not invest in foreign currencies directly as a principal investment strategy.  The Fund may, for a short period of time, acquire a currency to settle a trade for the purchase of a security denominated in a foreign currency or as a result of selling a security denominated in a foreign currency.  Any gain or loss from the holding of a foreign currency under these circumstances is not a principal investment strategy of the Fund.  Currency risk relating to owning securities denominated in a foreign currency is included in the “Principal Risks” section of the Prospectus.

Who Should Invest in the Fund?

27.           Please relocate this section to precede the “Past Performance” section or to follow the “Fees and Expenses” section.

Relocated as requested.

Fees and Expenses

28.           Please revise the second introductory sentence to read, “[o]ther Expenses are based on estimated. . . .”

Revised as requested.

29.           Please revise the “Annual Fund Operating Expense” line item to read, “Annual Fund Operating Expense (as a % of net assets).”

Revised as requested.

30.           Please confirm to the staff that the Fund does not anticipate incurring acquired fund fees and expenses (“AFFE”) exceeding .01% (one basis point) during the Fund’s first fiscal year, and that any expected AFFE fees have been included under the “Other Expenses” line Item.

The Fund does not anticipate incurring acquired fund fees and expenses (“AFFE”) exceeding one basis point during the Fund’s first fiscal year.  AFFE anticipated for the first fiscal year has been included in the “Other Expenses” line item.

31.           Please disclose in footnote 15 that managed funds generally have higher expenses than index funds.

A reader of footnote 15 is apprised that index funds typically have lower fees and expenses than managed funds.  This commentary should be clear to a reader.

32.           Please disclose in footnote (f) that the “expense limitation and reimbursement agreement” is contractual.  Also, we note that under the terms of the agreement, the Adviser may recoup certain fees and expenses that it pays on the Fund’s behalf or does not charge.  While the disclosure states that the “Advisor has agreed to waive” these payments, please note that a waiver is a relinquishment of a right.  Given the Adviser’s ability to recover amounts it forgoes, please use a word (e.g., deferred) other than “waive” or “waived” to describe the Adviser’s actions.  Additionally, disclose that only the Board of Trustees (the “Board”) may terminate the agreement.  Also, disclose whether the Board must approve any recoupment payment made to the Adviser.

Footnote (f) has been revised to indicate the Adviser’s contractual arrangement.  As requested, the word “defer” has been included in place of the word “waive.”  Disclosure has been added that only the Board of Trustees of the Trust may terminate the agreement.  The Board of Trustees has approved the terms of the agreement, and therefore, the Board of Trustees need not approve any specific recoupment payment that is made pursuant to the terms of the agreement.

33.           If appropriate, explain in footnote (f) that certain expenses have been carved out of the contractual reimbursement agreement (e.g., interest expenses and/or attorney fees).  Also, disclose that to the extent the Fund incurs any of the carved out expenses, the net expenses shown in the fee table will be increased by those carved out amounts.  In addition, disclose that the Fund does not expect to incur any of the expenses not covered by the agreement such as interest expenses during its first fiscal year of operations.  Finally, please file the agreement as an exhibit to the registration statement.

The disclosure in footnote (f) has been revised to clearly indicate the ordinary operating expenses of the Fund that are subject to the expense limitation and those Fund expenses which are not subject to the limitation (including extraordinary expenses).  The Fund does not expect to incur any expenses not covered by the expense limitation and reimbursement agreement (other than fees payable to the Adviser) during its first fiscal year of operations.  The expense limitation and reimbursement agreement has been filed as an exhibit to the registration statement.

34.           Please revise the expense reimbursement line item to indicate that it is a subtraction or reduction of the “Total Annual Fund Operating Expenses” line item (e.g., insert the word “less” or a minus sign).

Revised as requested.

35.           Footnote (d) states, “[a]ssumes average net assets of $50 million.”  Please advise the staff of the basis for this assumption.

The $50 million estimate utilized is believed by the Adviser to be a reasonable estimate of average net assets.

36.           Please define the term “ordinary operating expenses” disclosed in footnote (f).  In addition, advise the staff of the Adviser’s financial ability to meet its obligations under the expense ceiling agreement.

Items included within ordinary operating expenses and items excluded from ordinary operating expenses have been set forth.  The Adviser believes that it has adequate financial resources to meet its obligations under the expense limitation and reimbursement agreement.

Example

37.           Please confirm to the staff that that only the one year figure reflects the net expenses under the reimbursement agreement and that the expense ratio used to calculate expenses thereafter are based on gross rather than net expenses.

I have been advised that only the one year number reflects the effect of the expense limitation and reimbursement agreement.

The Fund’s Approach to Investing

38.           Please confirm to the staff that any principal investment strategies and risks disclosed in this section are summarized in Item 2 or revise the Prospectus accordingly.  lf any strategy and/or risk disclosed in this section is non-principal, please clarify that information in the disclosure (e.g., place the non-principal strategy and risk under a separate “Non-Principal” heading).

The disclosure relating to the principal investment strategies of the Fund has been revised as indicated above in the response to comment number 10.  In the section captioned “The Fund’s Approach to Investing,” disclosure is provided about the process followed by the Adviser in making investment decisions for the Fund.

Our Hunting Ground

39.           Please clarify in the first sentence of this section that the conclusions drawn therein are based on the Adviser’s opinion.

The disclosure has been revised to indicate that the factors enumerated reflect the Adviser’s belief.

The Foolish Bottom Line

40.           Please inform the staff whether the Fund has obtained consent from the estate of Benjamin Graham to use his name in the Prospectus.

The Trust has not obtained any consent from the estate of Benjamin Graham and does not believe that such consent is required.

Additional Information About the Fund’s Investments and Related Risks

41.           If appropriate, please revise this heading to read, “Additional Information About the Fund’s Principal Investments and Related Risks.”  Also, confirm to the staff that any principal investment strategies and risks disclosed in this section are summarized in Item 2 or revise the Prospectus accordingly.  Will the Fund engage in short sales as a principal investment strategy? If any strategies and risks disclosed in this section are non-principal, please clarify that information in the disclosure (e.g., place the non-principal strategies and risks under a separate “Non-Principal” heading).

Disclosure has been added that distinguishes the other types of securities and asset classes that the Fund may invest in from the principal investment strategy of the Fund.  The principal investment strategies and principal risks of the Fund are separately disclosed at the beginning of the Prospectus under the captions “Fund Goal and Strategies” and “Principal Risks.”  The Fund will not engage in short sales and disclosure relating to short sales has been deleted.

Exchange Traded Funds

42.           The Prospectus describes ETFs as index funds.  Will the Fund only invest in ETFs that are index funds, or may it also invest in actively managed ETFs?  Please revise the disclosure appropriately.  Also, in the last sentence of the first paragraph, please revise the phrase “capital appreciation” to “long-term capital appreciation.”

Disclosure has been added to clarify that the Fund does not invest in actively managed ETFs.  The last sentence of the first paragraph has been revised to indicate that the Fund invests in shares of ETFs to gain temporary investment exposure to markets and sectors.  It does not intend to use ETFs to seek long-term capital appreciation.

Master Limited Partnerships

43.           The Prospectus discloses that MLPs have two classes of owners or interests, Please disclose which class of MLP interest the Fund will acquire.  If the Fund may invest in general partner interests, please disclose the risks, including liability risks, of such investments.  Please disclose the “certain tax risks associated with these investments” referred to in the Prospectus.  Also, if applicable, disclose any duplicative fees the Fund will pay as a result of investing in these instruments, as well as the incentive fees and other forms of compensation typically paid to the general partners.

Disclosure has been added to address each of these comments.

Fixed-Income Securities

44.           Please disclose what limitations, if any, the Fund imposes on investing in junk bonds.  Also, please refer to securities rated below investment grade as “junk bonds.”

An investment policy limiting the percentage of the Fund’s net assets that may be invested in non-investment grade debt has been added.  Disclosure indicating that non-investment grade debt securities are known as “junk bonds” has been added.

Short Sales

45.           Disclose the cost of engaging in short sales and confirm that those costs are included in the “other expenses” line item to the Fee Table.

The Fund has determined that it will not engage in short sales.

Derivatives

46.           If appropriate, disclose that the Fund will invest in derivatives for speculative purposes and discuss all attendant risks.

The section has been deleted because the Fund will only make limited use of derivatives.  In this regard, the only derivatives that the Fund will use are: rights, warrants, forward foreign currency contracts and total return swaps.  Each of these investments, and their related risks, are disclosed in separate sections within the portion of the Prospectus captioned “Other Fund Investment Practices and their Risks.”  The Fund does not intend to invest in derivatives for speculative purposes.

Other Risks of Investing In The Fund

47.           Please clarify whether the risks discussed in this section are principal or not.  Also, confirm to the staff that any principal risks disclosed in this section are summarized in Item 2 or revise the Prospectus accordingly.

The risks set forth under the caption “Other Risks of Investing in the Fund” are not considered by the Fund to be principal risks.  The principal risks for the Fund are set forth in the section of the Prospectus captioned “Principal Risks.”

Management of the Fund

48.           Please disclose that an incentive fee arrangement may cause the Adviser to take more risky positions or invest more aggressively than would be the case if the advisory fee were based exclusively on the amount of fund assets under management.

This disclosure was already included in the Prospectus under the caption “Other Risks of Investing in the Fund - Compensation to the Adviser.”

Advisory Fee

49.           Please explain to the staff how the 3% hurdle is consistent with Investment Company Act Release No.  7113 (April 6, 1972), which refers to a 10% hurdle.  Did the Board consider the 3% threshold and if so, what conclusions did they reach regarding its appropriateness? Did the Board consider how the Fund’s investments differ from that of the benchmark Index? Further, add risk disclosure to the Prospectus explaining that the Funds performance fee structure may result in the implementation of the performance fee as a result of random or insignificant market fluctuations, as opposed to the Fund outperforming the Index.  In addition, disclose that because the maximum monthly performance adjustment for the Fund applies whenever the Fund’s performance exceeds the Index by 3.00% or more, regardless of actual Fund performance, the Adviser could receive a maximum monthly performance adjustment even if the performance of the Fund is negative.

The terms and operation of the performance-based adjustment (the “PIA”) have been revised.  The PIA approved by the Board establishes a null zone of ± 3 percentage points relative to the performance of the benchmark index.  The performance measurement period is now the trailing 36 months, subject to an initial phase in period.  The maximum PIA which is computed at the rate of ± 0.20% per annum, will only be reached when the performance difference is ±10 percentage points and adjustments are made proportionally throughout the ranges of +3% to +13%, and -3% to -13% (over which the PIA operates).

The Fund believes that this structure for the PIA is consistent with the positions taken in Investment Company Act Release No. 7113.  Disclosure has been added under the caption “Other Risks of Investing in the Fund - Compensation to the Adviser” regarding the possibility that relatively insignificant market fluctuations, as opposed to the performance of the Fund, may result in an increase in the advisory fee and that the Adviser may receive a performance adjustment even if the Fund’s performance is negative.  The Board considered, among other things, the appropriateness of the 3% null zone and the appropriateness of the benchmark index relative to the expected composition of the investment portfolio of the Fund and, in approving the investment advisory agreement, fully considered the relevant factors articulated in Investment Company Act Release No. 7113.

50.           The second sentence of the second paragraph reads, “[i]f the Fund outperforms the index by 3 percentage points or more, the Monthly Performance Adjustment will be equal to +0.20%.” Please revise this sentence to read, “[i]f the Fund outperforms the index by 3 percentage points or more, the Monthly Performance Adjustment will be equal to +0.20% of the average assets over the Performance Measurement Period.” Also, disclose that the average assets over the Performance Measurement Period will likely differ from the average assets over the previous month, the number used to calculate the “Basic Fee.”  Accordingly, the dollar amount of one basis point of incentive fee may be more (or less) than the dollar amount of one basis point of the Basic Fee.  In the SAI, please explain and disclose that if Fund assets declined rapidly during a 12 month period, and the Fund underperformed the index by more than 3%, then it is possible that the dollar amount of the incentive adjustment, calculated using average assets over the Performance Measurement Period, may be more than the basic fee, which is calculated using the net assets over the last month.  In that scenario, the Adviser may be obligated to pay the Fund instead of receiving an advisory fee.

The requested disclosure revisions have been made in the Prospectus and the SAI.

51.           The second paragraph states, “[t]he Monthly Performance Adjustment is calculated by subtracting from the cumulative percentage performance of the Fund during the Performance Measurement Period (net of all expenses, including advisory fees). . . .” (Emphasis added.)  Please clarify whether the bolded language should read “advisory fees” or “Basic Fee.”  If the advisory fee includes the incentive fee component, please advise the staff how the performance adjustment is calculated.

The reference to “advisory fees” quoted above is correct.  The performance adjustment is determined by calculating Fund performance, net of all expenses and comparing such number to the performance of the benchmark index.  The Fund believes that this calculation is consistent with Rule 205-1 under the Investment Advisers Act of 1940, which requires the difference in the Fund’s performance versus the index to be based on the change in the Fund’s net asset value per share during the applicable period.

52.           The Monthly Performance Adjustment is calculated using Fund performance, net of all expenses.  Please disclose whether Fund performance is calculated using the gross expenses of the Fund, or whether it includes any reductions paid by the Adviser under the Expense Limitation Agreement.  If Fund performance is calculated using net expenses (i.e., after reductions by the Adviser), then disclose the conflicts of interest involved.  For example, is it possible for the Adviser to pay Fund expenses, thereby causing Fund performance to exceed the index by 3 percent?  Under that scenario, is it possible for the Adviser to earn more under the incentive fee arrangement than the amount it pays under the Expense Limitation Agreement? Did the Board consider this possibility when approving the incentive fee arrangement? Are there any procedures in place to monitor this possibility? Further, under the Expense Limitation Agreement, the Adviser may recover amounts it pays the Fund in future years.  Did the Board also take this into account when approving the advisory fee arrangement? We may have further comments.

Fund performance is measured for purposes of the PIA net of expenses and thus reflects the impact of the expense limitation agreement.  Disclosure has been added that clarifies that, to the extent the expense limitation agreement reduces Fund expenses, it will increase the performance of the Fund and may result in an increase in the advisory fee paid by the Fund.  Under the revised structure for the PIA, which provides for the proportional adjustment of the PIA (rather than a single adjustment or multiple adjustments for each percentage point difference in the Fund’s performance versus the index), the Adviser cannot benefit by absorbing additional Fund expenses.  In reviewing the operation of the expense limitation agreement, the Board considered the fact that the Adviser may recoup in future years Fund expenses that it has previously absorbed.

Net Asset Value

53.           In the first sentence of the second paragraph, please revise the phrase “are not available” to “are not readily available.”  Also, revise the phrase “may be valued” to indicate what entity determines fair value (e.g., the Adviser and/or a pricing service).  Also disclose that the entity determining fair value will do so under the Board’s supervision.  If the Fund uses a pricing service, will the Fund always use the fair value determined by the pricing service? Is the statement in footnote 31 that the Fund “may” rely on a pricing service consistent with the disclosure in the third paragraph?

The requested changes in disclosures have been made.  The prices provided by a pricing service may not always be used.  However, under the Adviser’s compliance procedures, any “overrides” to prices provided by a pricing service may be made only if certain procedures are followed.

How to Buy Shares

54.           Please define the term “proper form.”

The term “proper form” has been deleted because the specific requirements for purchase orders are disclosed.

55.           This section states, “[s]hares of the Fund may be purchased directly from the Fund. . . You may purchase Fund shares at the NAV per share next computed after receipt of your purchase order in proper form and payment by the Fund’s transfer agent, PNC Global Investment Servicing (U.S.), Inc. (the “Transfer Agent”).” (Emphasis added.) May investors actually purchase Fund shares “directly from the Fund” or must they actually place them with the Transfer Agent? Do investors mail orders to the Motley Fool Funds as indicated in the Purchase by Mail Section or to the Transfer Agent? Please clarify the disclosure and make conforming clarifications to the How to Redeem Shares section of the Prospectus.

Disclosures have been revised to address these comments.  The addresses shown for mail orders are a post office box maintained by the transfer agent and the actual address of the transfer agent.  The transfer agent has advised the Fund that the use of the address shown assures that all orders are received by the transfer agent.  Thus, no clarification to the disclosure is needed.

56.           In various subsections of this section, the Fund explains that it may reject or cancel purchase orders or redemptions requests.  Please disclose the maximum amount of time the Funds will take to reject or cancel a purchase order.  Also, explain the authority allowing the Fund to cancel redemption requests.  See Section 22(e) of the Investment Company Act of 1940 (“Investment Company Act”).

Purchase orders may be rejected by the Trust as indicated in the Prospectus.  Under the transfer agent’s procedures, there is no maximum amount of time within which a purchase order may be rejected.  The Fund does not cancel redemption requests and the Prospectus disclosure has been revised to eliminate the statement that orders to redeem may be rejected.  However, as disclosed in the Prospectus, certain requirements are applicable to redemption requests.

57.           Please clarify whether the Fund’s policy discussed in the fifth paragraph is done pursuant to the USA Patriot Act of 2001.

The disclosure has been modified as requested.

Small-Balanced Account Fee

58.           Please advise the staff why the minimum investment in the Fund is not $10,000.  Also, advise the staff why the small-balanced account fee does not apply to omnibus accounts, group retirement plans, or employee savings plan accounts.  Does the fee apply to individuals in the omnibus accounts?  Disclose the economic cost of the small-balance account fee to investors in terms of percentage of amount invested.

The minimum investment in the Fund is not $10,000 in order to allow investors the ability to invest a lesser amount in the Fund.  However, the Fund imposes a fee on accounts with balances less than $10,000 to reflect the fact that the transfer agent fee and other costs associated with servicing accounts increases the Fund’s expenses ratio.  The Fund believes that, absent the fee for small accounts, larger accounts would effectively be subsidizing the costs associated with servicing smaller accounts.  In the case of an omnibus account, the records of the Fund as maintained by the transfer agent reflect only one account and these are not any small accounts as to which the Fund pays a fee to the transfer agent.  Disclosure as to the impact of the small account fee has been added to the “Fees and Expenses” section of the Prospectus.

Purchase by Internet

59.           Please disclose the risks of purchasing and redeeming Fund shares using the internet.  Please disclose whether the Fund must follow reasonable procedures in order for it to disclaim any liability arising from mistaken or fraudulent internet transactions.

Disclosure has been added as to certain of the risks of purchasing or redeeming Fund shares through the internet.  However, there is no requirement as to procedures that the Fund must follow with respect to internet transactions because those risks are not within the Fund’s control.

Purchase by Mail

60.           Please define the term “investment slip.”

The term “investment slip” has been deleted and replaced with the term “investment form,” which is the form that must be completed to enable a check for the purchase of shares to be properly and promptly processed.

61.           Please clarify in the third paragraph that the Fund will mail a redemption payment to an investor upon clearance of the investor’s purchase check.

Disclosure has been revised as requested.

Purchase Through an Authorized Securities Dealer or Mutual fund Marketplace

62.           The first paragraph states, “[a]n order to purchase shares is deemed received by the Fund when the authorized securities dealer (or, if applicable, its authorized designee) receives the order in good form (as determined by the particular authorized securities dealer), and shares will be issued at the NAV per share next determined after receipt of your order.”  (Emphasis added.)  Please define the term “good form.”  The Prospectus also uses the term “proper form.”  We suggest that the terminology be consistent.

The term “good form” has been deleted and disclosure added that orders to purchase shares of the Fund are deemed received by the Fund when the authorized securities dealer receives the purchase order in such form as meets its requirements.  As previously noted, the use of the term “proper form” has been eliminated.

63.           With respect to the limitations referenced in the second paragraph, please advise the staff what the nature of the limitations are, and whether the limitations imposed by other organizations would be permissible if imposed by the Fund itself.

An example of the type of limitation that may be imposed by a broker is a higher minimum investment requirement.  In addition, a broker may impose a transaction fee.  The Fund, as a practical matter, has no control over these matters and may not be aware of all policies followed by financial intermediaries.  Thus, the Fund cannot assume that requirements imposed by a broker would be permissible if imposed by the Fund.

64.           The disclosure in the last sentence of the third paragraph states, “[t]he Fund reserves the right to reject any purchase order received by an authorized securities dealer.” Please reconcile this disclosure with the fact that when there is an agreement between the Fund and a financial intermediary under which the intermediary will sell shares on the Fund’s behalf, all purchase orders received by the intermediary before 4:00 p.m. (EST) will receive that day’s net asset value, and all orders received after 4:00 p.m. will receive the next day’s net asset value.  See Section 22(d) of the Investment Company Act.  Please advise the staff how this Fund’s policy allowing it to reject purchase orders as described in the third paragraph complies with the law of agency

The sentence quoted by the Staff has been deleted.  However, a sentence has been added in the second paragraph under the caption “How to Buy Shares” to indicate that any purchase order may be rejected by the Fund.  In the Fund’s view, the right of the Fund to reject an order is not inconsistent with any provision of the 1940 Act or any rule thereunder.  This right of the Fund is not inconsistent with the law of agency because dealer agreements do not require mutual funds to accept all purchase orders.

Canceled or Failed Payments

65.           This section states, “[i]f you pay for shares with a check or ACH transfer that does not clear, your purchase will be canceled.  You will be responsible for any loses or expenses incurred by the Fund or the Transfer Agent. . . .”  Please clarify that the shareholder will be responsible only for those loses or expenses incurred by the Fund or the Transfer Agent in connection with the check not clearing for the purchase order.

The disclosure has been clarified as requested.

Market Timing and Abusive-Trading Activity Policy

66.           Please disclose the Fund’s policies or procedures, if any, for addressing market timing when suspected or found within an omnibus account.  For example, will the Fund terminate its relationship with an omnibus account or restrict its dealing with the account in some manner?

Disclosure has been revised to address the Staff’s comments.

How to Redeem Shares

67.           In the first paragraph, the second sentence states, “[y]our shares will be redeemed at their current NAV per share next computed after receipt of your redemption request in proper form.” Please disclose the entities to which redemption requests can be submitted.

Disclosure has been revised to address the Staff’s comment.

Miscellaneous Information

Abandoned Accounts

68.           This section states, “[t]he Transfer Agent will consider your account abandoned if correspondence to your address of record is returned as undeliverable on more than two consecutive occasions, unless the Transfer Agent determines your new address.”  Please advise the staff whether this policy is consistent with applicable state law.  Disclose what the ramifications are if an account is deemed abandoned.

I have been advised that the Transfer Agent complies with the requirements of Rule 17Ad-17 in connection with the determination of lost securityholders and that the Transfer Agent believes that its policy is consistent with applicable state law.  Disclosure has been added as requested.

SAI

Investment Policies and Practices

69.           Please revise this Section to distinguish principal investment strategies and risks from non-principal investment strategies and risks (e.g., insert headings to differentiate them).  Also, confirm in your response letter that all of the Fund’s non-principal investment strategies and risks are described in the SAI in compliance with item 11(b) of Form N-1A or revise the disclosure as appropriate.

The SAI has been revised to create sections that distinguish principal investment strategies and risks from non-principal investment strategies and risks.  All of the Fund’s non-principal strategies and risks are described in the SAI.

Securities of Other Investment Companies

70.           Please disclose the “limitations imposed by the 1040 Act [sic]” referenced in the second sentence.

Disclosure of the applicable 1940 Act limitation has been added.

Investment Restrictions

Fundamental Policies

71.           It is a position of the staff of the Commission that concentration occurs when 25% or more of a fund’s total assets are invested in an industry or a group of industries.  Accordingly, please revise the first fundamental investment restriction to state that the Fund will not invest 25% or more of its total assets in an industry or a group of industries.

The Fund’s investment restriction has been revised.

72.           As reflected in the last sentence of the fifth policy, the Fund intends to engage in various types of financial transactions, which under Investment Company Act Rel.  No. 10666 (Apr. 18, 1979), necessitate the use of segregated accounts in order to avoid the possible creation of a senior security.  Please disclose that the Fund does not consider the listed transactions to be senior securities under the policy so long as the Fund establishes and maintains segregated accounts for each transaction.  At an appropriate location in the text, disclose how the Fund will segregate assets as specified by the cited release and staff positions.

The requested disclosure has been added.

Non-Fundamental Policies

73.           Please revise the second fundamental restriction to disclose the total amount of assets the Fund may pledge as security for indebtedness.  We note that any such amount should not exceed one-third of the Fund’s total assets.  See Section 18 of the Investment Company Act.  See also, Solomon Brothers, pub.  avail.  (May 4, 1975).

In our view, there is no 1940 Act provision (or interpretation by the Commission or the Staff) that limits the percentage of a mutual fund’s assets that may be pledged.  Thus, the Fund has not revised its related investment restrictions.

74.           The paragraph following the fourth non-fundamental investment restriction states that “[e]xcept as otherwise may be stated, all percentage limitations on the Funds investment practices set forth in this SAI and the Prospectus apply at the time of an investment or a transaction, and a subsequent change in percentage resulting from a change in value of the investment or the total value of the Fund’s assets will not constitute a violation of such restriction.”  Please revise this disclosure to clarify an exception for the Fund’s investments in illiquid securities and borrowings.

The Fund believes that its statement as to the application of its investment limitations is legally permissible and therefore no revisions are needed.

We believe it is the position of the Commission that an open-end investment company should not acquire illiquid securities when the securities to be acquired, together with other illiquid assets already in the portfolio, would exceed 15% of net assets at the time of acquisition.  The Commission has stated that when, as a result of changes in value of portfolio securities, restricted securities come to represent a larger percentage of the value of the company’s net assets, it would be desirable for an open-end company to consider appropriate steps to reduce its exposure.  See, Investment Company Act Release No. 5847 (October 21, 1969).  Based on the foregoing, it appears that a change in percentage ownership of illiquid securities relative to the value of Fund net assets not resulting from the acquisition of an illiquid security does not constitute a violation of any Commission position.

The asset coverage required by Section 18(f)(1) of the 1940 Act applies “immediately after” a borrowing.

Although Section 18(f)(1) requires certain actions if asset coverage falls below the required minimum, Section 18(f)(1) is violated in such a case if a fund fails to take those actions.  Thus, a change in asset coverage resulting from a change in the value of the Fund’s assets is not a violation of Section 18(f)(1).

In view of the foregoing, the change requested by the Staff has not been made.

Portfolio managers

Material Conflicts of Interest.

75.           Please revise the Prospectus to supplement the disclosure provided in the fifth paragraph of this section as follows;  Explain and expand upon the “measures” that have been adopted to prevent the Adviser’s personnel from obtaining information from the Publishing Affiliates.  Disclose the nature of’ the wall of separation between the Adviser and the Publishing Affiliates.  In disclosing this information in the Prospectus, discuss all applicable conflicts of interest that may arise from the Fund obtaining investment advice from both the “Publishing Affiliates” and Adviser.  For example, will the Fund purchase and hold securities based upon the “opinions and recommendations” of the Publishing Affiliates, even when the Adviser’s analysis would dictate that the Fund sell the securities?  Please advise the staff how the Fund’s Chief Compliance Officer will monitor the wall of separation and the conflicts of interest.

The requested disclosure revisions have been made.

Portfolio Holdings Information

76.           The third paragraph states that “the Fund’s service providers, including the administrator, legal counsel and auditors, may receive portfolio holdings information in connection with their services to the Fund.” If the Fund has any current ongoing arrangements with its service providers, or others, under which nonpublic information about the Fund’s portfolio securities is made available in real-time on a daily basis, disclose that fact and provide a comprehensive list of those service providers and other entities.  See paragraph (f)(1)(v) of Item 11 of Form N-1A.  In this regard, it appears as if the Fund has such a current ongoing relationship with its Adviser.  If applicable, clarify that the Adviser, on behalf of the Fund and acting pursuant to the Fund’s policies and procedures, provides information to certain entities on a continuous daily basis.  Please disclose what type of confidentiality agreements apply (e.g., contractual) to the entities who may receive non-public portfolio information on an ad-hoc basis (e.g., rating and ranking organizations), as well as to those with which the Fund has ongoing disclosure arrangements (e.g., the Adviser).  The disclosure should explain that recipients of the non-public portfolio holdings information also have a duty not to trade on that confidential information.  In addition, where there is no contractual obligation of confidentiality, disclose that the Board will determine that the other conditions of confidentiality adequately safeguard the Fund and its shareholders against improper disclosure of the Fund’s portfolio holdings.  In the alternative, disclose the risks of relying on non-contractual obligations of confidentiality.

The requested disclosure revisions have been made.

77.           Please disclose the manner in which the Board exercises oversight of disclosure of the Fund’s portfolio securities.  See Item 11(f)(l)(vii) of Form N-1A.  For example, will a Fund officer report to the Board when material issues concerning disclosure of portfolio securities arise? Will the Board receive reports regarding disclosure of portfolio securities on some type of routine basis (e.g., quarterly)?

The requested disclosure revision has been made.

The Trust believes that the foregoing responses, together with changes being made in the Amendment, appropriately address all of the Staff’s comments.

If you have any questions regarding this response or require further information, please call me at (212) 756-2583.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ Philip A. Heimowitz
Philip A. Heimowitz